Filed by Hotel101 Global Holdings Corp./JVSPAC Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Companies: Hotel101 Global Pte. Ltd.

JVSPAC Acquisition Corp. (File No. 001-41922)

Hotel101 Global and JVSPAC Acquisition Corp. Announce Confidential Submission of F-4 Registration Statement Ahead of Planned Nasdaq Listing

SINGAPORE, Jan. 31, 2025 /PRNewswire/ -- Hotel101 Global Pte. Ltd (“Hotel101” or “HBNB”), an asset-light, prop-tech hospitality platform business designed for rapid global growth, and JVSPAC Acquisition Corp. (NASDAQ: JVSA) (“JVSPAC”), a special purpose acquisition company, today announced the submission of a confidential draft Registration Statement on Form F-4 to the United States Securities and Exchange Commission (“SEC”) in connection with their previously announced proposed business combination, following the signing of a definitive merger agreement between Hotel101 and JVSPAC on April 8, 2024.

Hotel101 is an asset-light, prop-tech hospitality platform pioneering a globally standardized “condotel” business model. Hotel101’s management believes that Hotel101 is poised to disrupt the hospitality industry by offering identical, standardized hotel rooms around the world, creating what it believes to be unbeatable efficiency, simplicity, and value.

Hotel101 is expected to have an equity value of over US$2.3 billion following completion of the transaction, which is expected to close in the first half of 2025 subject to regulatory and shareholder approvals, and other customary closing conditions.

Upon closing, Hotel101, the hotel subsidiary of Philippine-listed DoubleDragon Corporation (PSE: DD), is expected to trade on the Nasdaq under the ticker symbol “HBNB.”

Hotel101 management believes that the Hotel101 platform is unlike anything available in any part of the world today: while it is similar to other short-term rental platforms because its inventory is generally owned by third-party individual condominium unit owners who can opt to list their unit on the Hotel101 platform, it is able to deliver consistency, security, and predictability for its guests, as well as arguably higher acceptance in the communities where it operates as all Hotel101 properties are purposely built as hospitality assets. The global opportunity that Hotel101 management sees in the hospitality space is that of standardization, which it believes brings efficiency, especially for the value segment. In addition, Hotel101’s proprietary app (which recently hit a milestone of 1 million registered users) adopts dynamic pricing for its room rates and plans to offer self-check in, simplified by the availability of just one type of room.

By building properties at scale – what Hotel101 management believes to be roughly five times the size of other branded 3-star hotel chains – Hotel101 management believes that it can offer its guests amenities that go well beyond what it believes to be the typical offering in the value segment. These amenities usually include in-room kitchenettes, pools, gyms, business centers, all-day dining, function rooms, 24/7 front desks, and children’s playgrounds – features that other mid-tier players do not typically provide.

Outside of the Philippines, Hotel101 has started construction in Madrid, Spain for its 680-room Hotel101-Madrid located in the Valdebebas area beside the IFEMA Convention Complex, the Real Madrid Complex and the upcoming new F1 Grand Prix Track. Another 482-room property, Hotel101-Niseko, is under construction in Hokkaido, Japan, and a site has been secured in Los Angeles, California to build the first Hotel101 in the U.S.

Hotel101’s long term vision is to have one million rooms, operating in over 100 countries worldwide, with an initial 25 identified priority countries for the medium term.

Important Information About the Proposed Transaction and Where to Find It

The proposed Transaction will be submitted to shareholders of JVSPAC for their consideration and approval. JVSPAC and PubCo intend to jointly file a registration statement (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to JVSPAC’s shareholders in connection with JVSPAC’s solicitation for proxies for the vote by JVSPAC’s shareholders in connection with the proposed Transaction and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of the securities to be issued to Hotel101’s shareholders in connection with the completion of the proposed Transaction. After the Registration Statement is filed and declared effective, JVSPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Transaction. JVSPAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with JVSPAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed Transaction, because these documents will contain important information about JVSPAC, Hotel101 and the proposed Transaction. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed Transaction and other documents filed with the SEC by JVSPAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to JVSPAC.

Participants in the Solicitation

JVSPAC, DoubleDragon Corporation, Hotel101, and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from JVSPAC’s shareholders in connection with the proposed Transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of JVSPAC’s shareholders in connection with the proposed Transaction will be set forth in the proxy statement/prospectus to be filed with the SEC in connection with the Transaction. You can find more information about JVSPAC’s directors and executive officers in JVSPAC’s final prospectus related to its initial public offering dated January 18, 2024. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts
Brunswick Group - Hotel101@brunswickgroup.com